

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2025

Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

> **Re:** **Omada Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.3(a), 10.3(b), 10.4(a), 10.4(b), 10.4(c), 10.5(a), 10.5(b), 10.5(c), 10.6,**
> **10.7(a), 10.7(b), 10.7(c), and 10.7(d)**
> **Filed May 29, 2025**
> **File No. 333-287156**

Dear Sean Duffy:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance